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18001727

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SEC Mail Processing Section

MAR 01 2018

Washington DC 415

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER 8- 52515

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MTS Securities LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

623 Fifth Aveune 14th Floor
(No. and Street)

New York	N.Y.	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Curtis S. Lane 212-887-2100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue, 11th Floor	New York	N.Y.	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DB

OATH OR AFFIRMATION

I, Curtis S. Lane, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MTS Securities, LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Designated Principal

Title

Notary Public

DANIELLE O'HARA
NOTARY PUBLIC-STATE OF NEW YORK
NO. 01OH6183205
QUALIFIED IN NEW YORK COUNTY
MY COMMISSION EXPIRES 03-10-2020

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MTS SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

MTS SECURITIES, LLC

CONTENTS

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
MTS Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of MTS Securities, LLC (the "Company") as of December 31, 2017 and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Marcum LLP

We have served as the Company's auditor since 2005.

New York, NY
February 28, 2018

MARCUMGROUP
MEMBER

Marcum LLP ■ 750 Third Avenue ■ 11th Floor ■ New York, New York 10017 ■ Phone 212.485.5500 ■ Fax 212.485.5501 ■ marcumllp.com

MTS SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

Assets		
Cash and cash equivalents	$ 12,487,148	
Marketable securities	2,715,066	
Non-marketable securities	68,605	
Accounts receivable, net	505,250	
Deposit	6,381	
Prepaid expenses	95,783	
Total Assets		$ 15,878,233
Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued expenses	$ 130,801	
Payable to Parent	1,755,965	
Total Liabilities		$ 1,886,766
Member's Equity		13,991,467
Total Liabilities and Member's Equity		$ 15,878,233

The accompanying notes are an integral part of this financial statement.

NOTE 1 - NATURE OF BUSINESS

MTS Securities, LLC (the "Company") was organized on August 10, 2001 as a Delaware limited liability company for the purpose of providing financial consulting services, which includes financial valuation and modeling, the preparation of financial and marketing materials, financial structuring and strategic consulting. The Company is a wholly owned subsidiary of MTS Health Partners, L.P. (the "Parent") and all of the Company's services are provided in conjunction with, or on behalf of its Parent.

The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") under the Securities and Exchange Act of 1934. The Company operates under a membership agreement with the Financial Industry Regulatory Authority ("FINRA") and is a member of the Securities Investor Protection Corp ("SIPC"). The term of the Company shall continue in perpetuity unless the Company is dissolved in accordance with the provisions of its articles of organization.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

BASIS OF PRESENTATION

The accompanying financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

USE OF ESTIMATES

The preparation of a financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

SUBSEQUENT EVENTS

The Company has evaluated events that occurred subsequent to December 31, 2017 through the date this financial statement was available to be issued for matters that required disclosure or adjustment in this financial statement. On February 27, 2018, the Company paid a distribution to its Parent in the amount of $6,000,000.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less when purchased to be cash equivalents. At December 31, 2017, the Company had cash equivalents totaling $892,258.

MARKETABLE AND NON-MARKETABLE SECURITIES

The Company periodically receives shares of common stock of public companies as compensation for investment banking services. The common stock is restricted and is classified as non-marketable until it may be freely traded, which is conditioned upon the effectiveness of a registration statement covering the securities or upon the satisfaction of the requirements of Rule 144 under the Securities Act of 1933, including the requisite holding period.

As partial compensation for advisory and consulting services, the Company received warrants issued by certain of the Company's clients. The warrants provide the Company with the right to purchase shares of the client's common stock. If the underlying common stock is freely tradable, the warrants are considered marketable. If the underlying common stock is restricted, subject to a registration statement or to satisfying the requirements of Rule 144 under the Securities Act of 1933, the warrants are considered non-marketable.

ACCOUNTS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company extends unsecured credit in the normal course of business to its clients. Accounts receivable are presented net of an allowance for doubtful accounts of $240,000. The allowance for doubtful accounts reflects management's best estimates of probable losses inherent in the accounts receivable balance. Management determines the allowance based on known troubled accounts, historical experience and other currently available evidence.

INCOME TAXES

The Company is a Delaware Limited Liability Company ("LLC") and files consolidated federal, state and local tax returns with its Parent, which is a limited partnership ("LP"). The members of an LLC and partners in an LP are taxed on their proportionate share of a company's federal and state taxable income. Accordingly, no provision or liability for federal

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)

INCOME TAXES

or state income taxes has been included in this financial statement. The Company's share of the consolidated group's New York City Unincorporated Business Tax is calculated as if the Company files on a separate return basis and tax payments are paid to the Parent for its proportionate share of taxes.

The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases, and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period enacted. A valuation allowance is provided when it is more likely than not that a portion or all of a deferred tax asset will not be realized.

The Tax Cuts and Jobs Act (the "Act"), which was enacted on December 22, 2017, made key changes to the U.S. tax law, including the reduction of the U.S. federal corporate tax rate and pass-through entity tax rate. ASC 740 requires the effects of changes in tax rates and laws on deferred tax balances to be recognized in the period in which the legislation is enacted. Since the earnings and losses of the Company are passed through to its members, the Company concluded that there was no impact to the financial statements for the year ended December 31, 2017.

NOTE 3 - FAIR VALUE

Financial Accounting Standards Board ("FASB") Accounting Standards Codification "(ASC") 820 defines fair value, establishes a framework for measuring fair value and establishes a hierarchy for fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820 are used to measure fair value.

NOTE 3 - FAIR VALUE (CONTINUED)

Level 1 – Inputs to the valuation methodology are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan can access at the measurement date.

Level 2 – Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets
- Quoted prices for identical or similar assets or liabilities in inactive markets
- Inputs other than quoted prices that are observable for the asset or liability
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term

Level 3 – Inputs that are unobservable inputs for the asset or liability.

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short-term, highly liquid nature. These financial instruments include cash, accounts receivable, deposit, prepaid expenses, and accounts payable and accrued expenses.

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2017:

Financial Assets:	Level 1	Level 2	Level 3	Total
Common stock	$2,715,066	$ --	$ --	$2,715,066
Restricted common stock	41,322	--	--	41,322
Warrants	--	--	27,283	27,283
Total	$2,756,388	$ --	$ 27,283	$2,783,671

There were no transfers between level 1 and level 2 during the year.

The following is a reconciliation of the beginning and ending balances for financial assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended December 31, 2017:

NOTE 3 - FAIR VALUE (CONTINUED)

Financial Assets:	Beginning Balance	Transfers into Level 3	Transfers out of Level 3	Unrealized Gains (Losses)	Ending Balance
Restricted preferred stock	$ 500,001	$ --	$(500,001)	$ --	$ --
Warrants	10,101	--	--	17,182	27,283
Total	$ 510,102	$ --	$(500,001)	$ 17,182	$ 27,283

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis is as follows:

The fair values of publicly traded equity securities are based on quoted market prices in active markets for identical assets and are classified as Level 1 in the fair value hierarchy.

Estimated fair values for privately held equity securities are determined using discounted cash flow, earnings multiple and other valuation models that require a substantial level of judgment around inputs and therefore are classified within Level 3 of the fair value hierarchy.

The fair value of the warrants is determined using the Black-Scholes model or similar valuation techniques. Valuation inputs used in the Black-Scholes model include observable inputs such as interest rate, expected term and market price of the underlying stock, in addition to unobservable inputs such as stock volatility. As these require significant management assumptions, they are classified as Level 3 in the fair value hierarchy.

NOTE 4- CONCENTRATIONS AND CREDIT RISK

The Company maintains checking and money market accounts in a financial institution. At times, cash may be uninsured or in deposit accounts that exceed the Federal Deposit Insurance Corporation insurance limit. The Company has not experienced any losses in the account.

The Company performs certain credit evaluation procedures and generally does not require collateral. The Company believes that credit risk is limited because the Company routinely assesses the financial strength of its clients, and based upon factors surrounding the credit risk of its clients, establishes an allowance for uncollectible accounts and, therefore, believes that its accounts receivable credit risk exposure beyond such allowances is limited. At December 31, 2017, two (2) clients accounted for 100% of the Company's accounts receivable.

NOTE 5 - RELATED-PARTY TRANSACTIONS

The Company has an agreement with its Parent, under which the Parent provides various administrative services in the ordinary course of business in exchange for receiving a service fee. As of December 31, 2017, the Company has a payable to Parent of $1,755,965.

The accompanying financial statement has been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities may not necessarily be indicative of the financial condition that would have existed had the Company operated as an unaffiliated entity.

NOTE 6 - INCOME TAXES

The Company is considered a disregarded entity for federal income tax purposes and is, therefore, required to be treated as a division of its single member. The earnings and losses of the Company are included in the tax return of the Parent and passed through to its owners.

The Company evaluates its uncertain tax positions under the provisions of ASC 740 – Income Taxes. ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. Differences between tax positions taken or expected to be taken in a tax return and the benefit recognized and measured pursuant to the interpretation are referred to as "unrecognized benefits." A liability is recognized (or amount of net operating loss carry forward or amount of tax refundable is reduced) for an unrecognized tax benefit because it represents an enterprise's potential future obligation to the taxing authority for a tax position that was not recognized as a result of applying the provisions of ASC 740. As of December 31, 2017, no liability for unrecognized tax benefits was required to be recorded.

The Company files income tax returns in its local jurisdictions. The Company is no longer subject to local income tax examinations by tax authorities for years prior to 2014.

NOTE 7 - NET CAPITAL REQUIREMENTS

The Company is subject to Rule 15c3-1 under the Securities and Exchange Commission (the "Net Capital Rule"), under which the Company is required to maintain a minimum net capital of $100,000 and requires that the Company's ratio of aggregate indebtedness to net capital, as defined, not exceed 15 to 1. At December 31, 2017, the Company had net capital of $13,315,448, which exceeded its net capital requirement by $12,655,997, and a total aggregate indebtedness of $1,886,766. The Company's percentage of aggregate indebtedness to net capital .1476 to 1 at December 31, 2017.

The Company qualifies under the exemptive provisions of Rule 15c3-3 under section (k)(2)(i) as the Company does not carry security accounts for customers or perform custodial functions related to customer securities.